Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this 2013 Annual Financial Statements for The Toronto-Dominion Bank (the “Bank”) on Form 6-K of our report dated December 4, 2013, except with respect to our opinion on the consolidated financial statements and related notes insofar as it relates to the effects of the adoption of new and amended standards under International Financial Reporting Standards as described in Note 4, the impact of the January 31, 2014 stock dividend declared by the Bank discussed in Note 21 and changes to the Bank’s segmented information discussed in Note 31, for which the date is May 21, 2014, and our report dated December 4, 2013 on the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Current Report on Form 6-K for the Bank filed on May 21, 2014.

We also consent to the incorporation by reference of our report dated December 4, 2013, except with respect to our opinion on the consolidated financial statements and related notes insofar as it relates to the effects of the adoption of new and amended standards under International Financial Reporting Standards as described in Note 4, the impact of the January 31, 2014 stock dividend declared by the Bank discussed in Note 21 and changes to the Bank’s segmented information discussed in Note 31, for which the date is May 21, 2014, and our report dated December 4, 2013 on the effectiveness of internal control over financial reporting in the following Registration Statements of the Bank, into the following registration statements:

1)	Registration Statement (Form F-10 No. 333-185019),
2)	Registration Statement (Form F-10 No. 333-181769),
3)	Registration Statement (Form F-3 No. 333-83232),
4)	Registration Statement (Form S-8 No. 333-12948),
5)	Registration Statement (Form S-8 No. 333-101026),
6)	Registration Statement (Form S-8 No. 333-120815),
7)	Registration Statement (Form S-8 No. 333-142253),
8)	Registration Statement (Form S-8 No. 333-150000),
9)	Registration Statement (Form S-8 No. 333-167234), and
10)	Registration Statement (Form S-8 No. 333-169721).

/s/Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

May 21, 2014